SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of summaries of the agenda of the Annual and a Special General Shareholders’ Meeting to be held on October 31, 2003 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores on October 10, 2003.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA, registered with the “Registro Público de Comercio” on 21/02/94 under Nº1373, Book 114, Volume A of Corporations, calls an Annual and a Special General Shareholders’ Meeting, to be held on 31st October 2003 at 1:00 P.M., at the corporation’s legal domicile of the located in Bolivar 108 1º Floor City of Buenos Aires, complying with the agenda hereinbelow described:

1.	Appointment of two shareholders for the ratification and subscription of the minutes of the meeting.

2.	Review of the documentation provided under section 234 sub-section 1º of the Act N°19.550, concerning the fiscal year ended on 30th June, 2003.

3.	Analysis of the Board of Directors’ performance.

4.	Analysis of the Supervisory Commission’s performance.

5.	Analysis and consideration of the outcome of the fiscal year concluded on 30-6-03, which resulted in a $286,445,000 profit

6.	Analysis of the Personal Asset Tax to the shareholders.

7.	Analysis of the Board of Directors’ fees ($6,000,000 of the total amount allotted) corresponding to the fiscal year concluded on 30th June, 2003, which resulted in a loss calculated in terms of the regulations set by the “Comisión Nacional de Valores” (“National Securities Commission”).

8.	Analysis of the Supervisory Commission’s fees corresponding to the fiscal year concluded on 30th June, 2003.

9.	Analysis of the resignation submitted by Mr. Aarón Gabriel Juejati

10.	Setting of the number and appointment of Regular and Alternate Members of the Board of Directors.

11.	Appointment of the Regular and Alternate Members of the Supervisory Commission.

12.	Appointment of a Registered Accountant for the following fiscal year and fixing of his/her fee.

13.	Analysis of the possible adhesion to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Resolution 677/2001 concerning Clarity and Better Practices for Capital Markets. Reform of the corporation’s By-Laws, should it be pertinent.

14.	Analysis of the approval of the Auditing Committee’s body of rules ratified by the Board of Directors. Delegations.

N/B: The “Caja de Valores S.A.”, located at 25 de Mayo 362 Capital Federal, keeps a record of the corporation’s registered shares. In order to be able to attend the Meeting, shareholders shall need a certificate of the registered shares’ account, to be deposited in Hipólito Yrigoyen 460 3º Floor Federal Capital, from 10:00 A.M. to 5:00 P.M. by 27th October of the present year. The Corporation shall issue the depositing shareholders the pertinent certificates for admission at the Meeting. The Meeting shall have the condition of Extraordinary in order to deal with items 6), 13) and 14), requiring a 60% quorum. THE BOARD OF DIRECTORS.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ SAÚL ZANG

Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: October 10, 2003